RESULTS OF SHAREHOLDER MEETING
PHOENIX INVESTMENT TRUST 06
March 2, 2007
(Unaudited)


At a special meeting of shareholders of Phoenix Nifty Fifty Fund, a former series of Phoenix Investment Trust 06, held on March 2, 2007, shareholders voted on the following proposal:

To approve an Agreement and Plan of Reorganization to merge Phoenix Nifty Fifty Fund, a series of Phoenix Investment Trust 06 into Phoenix Capital Growth Fund, a series of Phoenix Series Fund

Number of Eligible Units Voted:
                       For        Against       Abstain
                    19,785,569    821,528      1,108,505